# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GRIEF COACH, PBC", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF OCTOBER, A.D. 2022, AT 5:05 O`CLOCK P.M.*

Jeffrey W. Bullock, Secretary of State

6711545 8100
SR# 20223846695

Authentication: 204702827
Date: 10-25-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:05 PM 10/24/2022
FILED 05:05 PM 10/24/2022
SR 20223846695 - File Number 6711545

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GRIEF COACH, PBC

**a public benefit corporation**

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Grief Coach, PBC (the "**Corporation**"), a public benefit corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**Delaware General Corporation Law**"), hereby certifies that:

1. The name of the Corporation is Grief Coach, PBC. The Corporation was originally incorporated pursuant to the Delaware General Corporation Law on January 16, 2018.

2. This Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law by the director and stockholder of the Corporation, and was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the Delaware General Corporation Law.

3. The Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated in its entirety to read as follows:

## I.

The name of this corporation is Grief Coach, PBC.

## II.

The address of the registered office of the corporation in the State of Delaware is 3500 S. DuPont Highway, City of Dover, County of Kent, 19901 and the name of the registered agent of the corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

## III.

The corporation shall be a public benefit corporation as contemplated by subchapter XV of the Delaware General Corporation Law. The corporation is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. The corporation shall be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct, and the public benefit or public benefits identified herein.

## IV.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

The specific public benefit to be promoted by the corporation is to provide environmentally sustainable and transparent services in the field of death care.

## V.

This corporation is authorized to issue four classes of stock to be designated, respectively, "Common Stock," "Preferred Stock," "Class B Common Stock," and "Class C Common Stock." The total number of shares of stock presently authorized is 9,000,000, 3,000,000 of which shall be Common Stock, 2,000,000 of which shall be Class B Common Stock, 2,000,000 of which shall be Class C Common Stock, and 2,000,000 of which shall be Preferred Stock. The Common Stock, Class B Common Stock, Class C Common Stock, and Preferred Stock shall each have a par value of $0.00001 per share.

The rights, preferences, privileges, restrictions, and other matters relating to the Preferred Stock are as follows:

### A. Dividend Rights.

1. For any fiscal year of the corporation, holders of Preferred Stock shall be entitled to receive, solely when, as, and if declared by the board of directors of the corporation (the "**Board of Directors**") but in preference to any dividend or distribution on shares of Common Stock, Class B Common Stock, and Class C Common Stock, as provided in the next paragraph, out of funds that are legally available therefor, a cash dividend on each outstanding share of Preferred Stock in an amount equal to five percent (5%) of the Original Issue Price (as defined below) (which amount shall be prorated, for the fiscal year in which such share is issued, based on the portion of such fiscal year occurring after the issuance of such share) ("**Base Preferred Dividend**"). Such dividends shall not be cumulative, and for clarity, subject to the restrictions described in the next paragraph, holders of Preferred Stock shall have no right to receive the Base Preferred Dividend for any fiscal year to the extent that the Base Preferred Dividend is not declared for such fiscal year by the Board of Directors in its sole discretion. The "**Original Issue Price**" of each share of the Preferred Stock means the purchase price for which such share of Preferred Stock was issued, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock.

2. So long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Stock, Class B Common Stock, or Class C Common Stock in any fiscal year of the corporation unless each holder of Preferred Stock has received the Base Preferred Dividend for such fiscal year; provided, however, that neither of the following shall be considered a dividend or distribution for purposes of this Section A: (i) any dividend on shares of Common Stock, Class B Common Stock, or Class C Common Stock payable in the form of additional shares of Common Stock, Class B Common Stock, or Class Common Stock, and (ii) any Permitted Repurchase (as defined below in Section VI.G).

3. For any fiscal year in which each holder of Preferred Stock receives the Base Preferred Dividend and each holder of Common Stock, Class B Common Stock, and Class C Common Stock receives a per share dividend (pro rata based on the number of shares of Common Stock, Class B Common Stock, and Class C Common Stock held by each such holder) equal to that received by the holders of Preferred Stock, the holders of Preferred Stock shall be entitled to fully participate, on a per share basis, in any additional dividends paid with respect to such fiscal year.

### B. Redemption Rights.

1. The corporation shall have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock at any time. (For clarity, the corporation may, in its sole discretion, exercise such right to redeem shares of some holders of Preferred Stock without redeeming shares of

other holders of Preferred Stock.) The redemption price per share under this paragraph shall be calculated as follows: (a) the Original Issue Price multiplied by two, plus (b) the amount of any dividends declared but unpaid on such share, minus (c) the total amount of all dividends paid in cash on the share of Preferred Stock being redeemed as of the date of redemption; provided, however, that if such redemption occurs within six (6) months of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation or Deemed Liquidation Event (as defined below), then the redemption price shall be the greater of (x) the amount described in clauses (a) through (c) above or (y) the amount that would have been payable in respect of such share in connection with such voluntary or involuntary liquidation, dissolution, or winding up of the corporation or Deemed Liquidation Event if such share had not been so redeemed. The corporation shall effect any redemption under this paragraph by written notice to the holder of the applicable share(s), which notice shall state (i) the number of shares of such holder to be redeemed, (ii) the date of such redemption, (iii) the aggregate redemption price, and (iv) if the shares to be redeemed are represented by one or more certificates, that the holder of such shares is to surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the corporation to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft, or destruction of such certificate) to the corporation in the manner and at the place designated in such notice. On the redemption date, the corporation shall pay the aggregate redemption price to such holder; provided, however, that if the shares to be redeemed are represented by one or more certificate(s) and the holder of such shares has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) as contemplated by such notice, then (x) the corporation shall not be required to pay the redemption price to the holder of such shares until such holder surrenders such certificate(s) (or, if applicable, delivers a lost certificate affidavit and agreement) to the corporation as contemplated by such notice, and (y) if, notwithstanding clause (x) above, the corporation pays the aggregate redemption price to such holder, then, even if such holder has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) to the corporation as contemplated by such notice, dividends with respect to such shares shall cease to be payable after the date of such payment and all rights with respect to such shares shall terminate as of the date of such payment.

2. Following the second anniversary of the issuance of any share of Preferred Stock, the holder of such share is entitled to request redemption of such share at a per share price equal to (a) if such request is made prior to the third anniversary of the issuance of such share, seventy percent (70%) of the Original Issue Price; (b) if such request is made after the third but prior to the fourth anniversary of the issuance of such share, eighty percent (80%) of the Original Issue Price; (c) if such request is made after the fourth but prior to the fifth anniversary of the issuance of such share, ninety percent (90%) of the Original Issue Price; and (d) if such request is made after the fifth anniversary of the issuance of such share, one hundred percent (100%) of the Original Issue Price; provided, however, that if the Board of Directors determines that a requested redemption may violate applicable law or otherwise impair the corporation's ability to operate effectively, the corporation may limit, postpone, or refuse the redemption, or pay the redemption price in the form of a promissory note, in any case in any reasonable manner determined by the Board of Directors. As a condition to any redemption under this paragraph, the applicable holder shall (i) if the shares to be redeemed are represented by one or more certificate(s), surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the corporation to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft, or destruction of such certificate) to the corporation, in the manner and at the place designated by the corporation, and (ii) otherwise comply with any reasonable instructions of the corporation to effectuate such redemption.

3. In connection with a redemption, if the corporation redeems less than all of the shares of Preferred Stock represented by a certificate surrendered to the corporation as contemplated

hereby, the corporation shall promptly issue to the applicable holder a new certificate representing the unredeemed shares.

**C. Liquidation Preference.**

1. Payments.

(a) In the event of any voluntary of involuntary liquidation, dissolution, or winding up of the corporation or Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock, Class C Common Stock, and Class B Common Stock then outstanding shall be entitled to be paid out of the assets of the corporation available for distribution its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price for such shares, plus any dividends declared but unpaid thereon, provided that the holders of Preferred Stock shall be entitled to payment prior to the holders of Class B Common Stock and Class C Common Stock. If upon any such liquidation, dissolution, or winding up of the corporation or Deemed Liquidation Event, the assets of the corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock, Class B Common Stock, and Class C Common Stock the full amount to which they shall be entitled under this paragraph, the holders of shares of Preferred Stock shall share first, and after the holders of Preferred Stock, the holders of Class B Common Stock and holders of Class C Common Stock shall then share (with no preference between Class B Common Stock and Class C Common Stock), ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of this paragraph: (i) with respect to Class B Common Stock, Original Issue Price of each share of Class B Common Stock means the purchase price for which such share of Class B Common Stock was issued, subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Class B Common Stock; and (ii) with respect to Class C Common Stock, Original Issue Price of each share of Class C Common Stock means the purchase price for which such share of Class C Common Stock was issued, subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Class C Common Stock.

(b) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, Class C Common Stock, and Class B Common Stock, the remaining assets of the corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, Class B Common Stock, and Class C Common Stock, pro rata based on the number of shares of Common Stock, Class B Common Stock, and Class C Common Stock held by each such holder.

2. Deemed Liquidation Events.

(a) "***Deemed Liquidation Event***" means: (i) a merger or consolidation in which (x) the corporation is a constituent party or (y) a subsidiary of the corporation is a constituent party and the corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the corporation or a subsidiary in which the shares of capital stock of the corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such

surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the corporation or any subsidiary of the corporation of all or substantially all the assets of the corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation, or otherwise) of one or more subsidiaries of the corporation if substantially all of the assets of the corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the corporation.

(b) The corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the corporation shall be allocated among the holders of capital stock of the corporation in accordance with Section C.1 above.

(c) The amount deemed paid or distributed to the stockholders of the corporation in connection with any Deemed Liquidation Event shall be the cash or the value of the property, rights, or securities paid or distributed to such stockholders by the corporation or the acquiring person, firm, or other entity, with the value of any such property, rights, or securities determined in good faith by the Board of Directors.

**D. Voting Rights.**

Except to the extent otherwise required by law, (a) the holders of Preferred Stock shall have no voting rights in respect of their shares of Preferred Stock and (b) all voting rights with respect to the affairs of the corporation shall belong to the holders of Common Stock, in proportion to the number of shares of Common Stock held by them. For the avoidance of doubt, the holders of Class B Common Stock and the holders of Class C Common Stock shall have no voting rights in respect of their shares of Class B Common Stock and Class C Common Stock.

**E. Conversion.**

The Preferred Stock is not convertible into Common Stock or any other securities of the corporation.

**VI.**

**A.** The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the bylaws of the corporation.

**B.** Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

**C.** No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election.

**D.** Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

**E.** The Board of Directors is expressly empowered to adopt, amend, or repeal the bylaws of the corporation. The stockholders shall also have power to adopt, amend, or repeal the bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

**F.** Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

**G.** In accordance with Section 500 of the California Corporations Code (to the extent applicable), a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (a) any repurchase of Common Stock issued to or held by any employee, officer, director, or consultant of the corporation upon termination of such person's employment or services relationship with the corporation pursuant to any agreement between such person and the corporation providing for such a right of repurchase, (ii) any repurchase of Common Stock issued to or held by any employee, officer, director, or consultant of the corporation pursuant to any right of first refusal set forth in any agreement between such person and the corporation, and (iii) any repurchase of Common Stock in connection with the settlement of any dispute with any stockholder of the corporation (collectively, "***Permitted Repurchases***").

## VII.

**A.** To the fullest extent permitted by applicable law, the personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director of the corporation shall be eliminated. If applicable law is hereafter amended to permit a corporation to eliminate such personal liability to a greater extent than is permitted as of the date hereof, then such personal liability shall be eliminated to such greater extent.

**B.** To the fullest extent permitted by applicable law, the corporation shall indemnify (provide advancement of expenses to) any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation. If applicable law is hereafter amended to permit a corporation to provide such indemnification (or advancement of expenses) to a greater extent than is permitted as of the date hereof, then the corporation shall provide such indemnification (or advancement of expenses) to such greater extent.

**C.** Any disinterested failure to satisfy Section 365 of the Delaware General Corporation Law shall not, for the purposes of Section 102(b)(7) or Section 145 of the Delaware General Corporation Law, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

**D.** Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VII in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

**VIII.**

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the corporation to the corporation or its stockholders, (C) any action or proceeding asserting a claim against the corporation arising pursuant to any provision of the Delaware General Corporation Law or the corporation's certificate of incorporation or bylaws, or (D) any action or proceeding asserting a claim against the corporation governed by the internal affairs doctrine.

**IX.**

The corporation reserves the right to amend, alter, change, or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

***[Remainder of this page intentionally left blank]***

**In Witness Whereof**, this Amended and Restated Certificate of Incorporation has been duly executed by a duly authorized officer of the Corporation as of October 24, 2022.

By: ______________________________

Emma Payne, Chief Executive Officer